

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2012

<u>Via E-mail</u>
Robert Y. Lee
Chief Accounting Officer
Hydromer, Inc.
35 Industrial Parkway
Branchburg, New Jersey 08876-3424

> **Re: Hydromer, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed October 13, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 17, 2011**
> **File No. 001-31238**

Dear Mr. Lee:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief